Exhibit 16.1
May 31, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Commissioners:
We have read the statements made by The Hillman Companies, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of The Hillman Companies, Inc. dated May 31, 2006. We agree with the statements concerning our Firm in such Form 8-K. However, we make no comment whatsoever regarding (i) the current status of the three material weaknesses outstanding at March 31, 2006 or (ii) the current status of remedial actions related to these three material weaknesses.
Very truly yours,
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP